First Trust Portfolios L.P.
                              1001 Warrenville Road
                                 Lisle, IL 60532



                                 August 28, 2006





Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


                        Re: FT 1102 (File No. 333-133085)

        Ladies and Gentlemen:

        In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), First Trust Portfolios L.P., depositor of FT 1102, respectfully makes this application to withdraw Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on August 28, 2006, pursuant to Rule 487 under the Securities Act, together with all exhibits thereto (the "Registration Statement"). The accession number of such filing was 0000875626-06-001643.

        No Securities have been sold pursuant to the Registration Statement. The reason for such withdrawal is that Amendment No. 1 to the Registration Statement was mistakenly filed pursuant to Rule 487 but was not eligible to file pursuant to Rule 487. Accordingly, Amendment No. 1 to the Registration Statement was resubmitted as an amendment to the Registration Statement.

        Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Brian Free at (312) 845-3017 or the undersigned at (630) 241-8620.


                                Very truly yours,

                                FT 1102

                                By   First Trust Portfolios L.P.,
                                       Depositor


                                By   Jason T. Henry
                                     Senior Vice President